UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

ISOLAGEN, INC.

(Name of Subject Company as (Issuer) and Filing Person (Offeror))

3.5% Convertible Subordinated Notes due 2024
(Title of Class of Securities)

46488N AB 9

(CUSIP Number of Class of Securities)

Nicholas L. Teti

Isolagen, Inc.

405 Eagleview Boulevard

Exton, Pennsylvania 19341

(484) 713-6000

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copies to
Richard J. Busis, Esq.	John A. Fore, Esq.
Cavas Pavri, Esq.	Alexander E. Kolar, Esq.
Cozen O’Connor P.C.	Wilson Sonsini Goodrich & Rosati, P.C.
1900 Market Street	650 Page Mill Road
Philadelphia, PA 19103	Palo Alto, CA 94304

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$90,000,000	$2,763.00

(1)                                 Pursuant to Rule 457(f)(2) under the Securities Act of 1933, as amended, this amount is the book value as of July 11, 2007 of the aggregate principal amount outstanding of 3.5% Convertible Subordinated Notes due 2024 (the “Existing Notes”) that may be received by the Registrant from tendering holders in the exchange offer.

(2)                                 Registration fee previously paid in connection with the Issuer’s Registration Statement on Form S-4 filed July 11, 2007 (File No. 333-144473).

☒

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:  $2,763.00

Form or Registration No.:  Form S-4 (File No. 333-144473)

Filing Party:  Isolagen, Inc.

Date Filed:  July 11, 2007

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of the tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Tender Offer Statement on Schedule TO (the “Schedule TO”) is filed by Isolagen, Inc., a Delaware corporation (the “Company”), and relates to an offer to exchange (the “Exchange Offer”) 3.5% Convertible Senior Notes due 2024 (the “New Notes”) for its outstanding 3.5% Convertible Subordinated Notes due 2024 (the “Existing Notes”), upon the terms and subject to the conditions set forth in the Company prospectus (as amended and supplemented from time to time, the “Prospectus”) and the related letter of transmittal (the “Letter of Transmittal”), which are parts of the Company’s Registration Statement on Form S-4 (File No. 333-144473), originally filed on July 11, 2007 (the “Registration Statement”) and are incorporated herein by reference as Exhibits (a)(1)(A) and (a)(1)(B) to the Schedule TO, respectively, in answer to Items 1 through 11 of this Schedule TO.

This Schedule TO is being filed pursuant to and in satisfaction of the reporting requirements of Rule 13e-4(c)(2) promulgated under the Securities Exchange Act of 1934, as amended.

Item 1.                Summary Term Sheet.

The information set forth under the heading “Prospectus Summary — The Exchange Offer” in the Prospectus is incorporated herein by reference.

Item 2.                Subject Company Information.

(a)           Name and address.  The name of the subject company and the issuer of the securities to which this Schedule TO relates is Isolagen, Inc., a Delaware corporation. The Company’s principal executive offices are located at Eagleview Boulevard, Exton, PA 19341. The Company’s telephone number is (484) 713-6000.

(b)           Securities.  The information set forth on the cover page of the Prospectus and in the Prospectus under the heading “Description of Existing Notes” is incorporated herein by reference.

(c)           Trading market and price.  There is no established trading market for the Existing Notes. The information in the Prospectus under the heading “Price Range of Common Stock” is incorporated by reference.

Item 3.                Identity and Background of Filing Person.

The Company is the filing person.  The information set forth under Item 2(a) above is incorporated herein by reference.  The address and telephone number of each of the Company’s officers and directors is c/o Isolagen, Inc., 405 Eagleview Boulevard, Exton, Pennsylvania 19341, (484) 713-6000.  The information under the heading “Management” in the Prospectus is incorporated herein by reference.

Item 4.                Terms of the Transaction.

(a)                                 Material terms.

(1)           Tender offers.  The information set forth on the cover page of the Prospectus and in the Prospectus under the headings, “Prospectus Summary — Comparison of New Notes and Existing Notes,” “The Exchange Offer,” “The New Money Offering,” “Description of New Notes” and “Certain U.S. Federal Income Tax Considerations” is incorporated herein by reference.

(b)           Purchases.  No officer, director or affiliate of the Company owns any Existing Notes and therefore, will not tender Existing Notes in the Exchange Offer. No Existing Notes are to be purchased from any officer, director, or affiliate of the Company.

Item 5.                Past Contracts, Transactions, Negotiations and Agreements.

(e)           The Company sponsors certain equity-based compensation plans, including stock option and restricted stock plans, and is party to stock option agreements with certain of its employees.  These plans and agreements provide for the grant of options to purchase the Company’s common stock, among other things.  For more information regarding the terms of these plans and agreements, see the Company’s Annual Report on Form 10-K for the year ended December 31, 2006 and “Compensation of Directors and Officers — Stock Option Plans” in the Company’s 2006 Definitive Proxy Statement filed October 2, 2006 with the Securities and Exchange Commission.  The information set forth in the Prospectus under the headings “Description of Capital Stock,” and “Description of Existing Notes” is incorporated herein by reference.

The Company has entered into the following agreements (each of which is filed as an exhibit to the Schedule TO) relating to the Existing Notes:  Indenture, dated November 3, 2004, between the Company and The Bank of New York Trust Company, N.A., as trustee and Registration Rights Agreement among CIBC World Market Corp., UBS Securities LLC, and Adams, Harkness & Hill, Inc. dated November 3, 2004.

Item 6.                Purposes of the Transaction and Plans or Proposals.

(a)           Purposes.  The information set forth under the headings “Prospectus Summary — Questions and Answers About the Exchange Offer and New Money Offering” in the Prospectus is incorporated herein by reference.

(b)           Use of securities acquired.  The Existing Notes acquired in the transaction will be retired.

(c)                                 Plans.

(1)           None.

(2)           None.

(3)           The information set forth in the Prospectus under the caption “Capitalization” is incorporated herein by reference.

(4)           None.

(5)           None.

(6)           None.

(7)           None.

(8)           None.

(9)           The information set forth in the Prospectus under the heading “The New Money Offering” is incorporated herein by reference.

(10)         None.

Item 7.    Source and Amount of Funds or Other Consideration.

(a)           Source of funds.  The consideration to be used in the Exchange Offer consists of New Notes.  For each $1,000 principal amount of Existing Notes, the Company will issue $1,000 principal amount of New Notes.  If all of the Existing Notes are tendered and accepted for exchange, an aggregate principal amount of $90,000,000 of New Notes will be issued in the Exchange Offer.  The Company is also offering up to $30,000,000 in New Notes in the new money offering.  The information under the headings “The Exchange Offer — Fees and Expenses” and “Description of New Notes” in the Prospectus is incorporated herein by reference.

(b)           Conditions.  The information under the heading “The Exchange Offer — Conditions for Completion of the Exchange Offer” in the Prospectus is incorporated herein by reference.  There are no alternative financing arrangements or alternative financing plans in the event the Exchange Offer is not completed.

(d)           Borrowed funds.  Not applicable.

Item 8.                Interest in Securities of the Subject Company.

(a)           Securities ownership.  None.

(b)           Securities transactions.  Based on the Company’s records and on information provided to the Company by its respective directors or executive officers, associates and subsidiaries, none of the Company or any of its associates or subsidiaries or persons controlling the Company, and, to the best of the Company’s knowledge, none of the directors or executive officers of the Company or any of its subsidiaries, or any associates or subsidiaries of any of the foregoing, has effected any transactions in the Existing Notes during the past 60 days.

Item 9.                Persons/Assets Retained, Employed, Compensated or Used.

(a)           Solicitations or recommendations.  The information set forth in the Prospectus under the caption “The Exchange Offer — Fees and Expenses” and “Plan of Distribution” in the Prospectus is incorporated herein by reference.

Item 10.             Financial Statements.

(a)                                 Financial information.

(1)           The audited consolidated financial statements of the Company set forth in its Annual Report on Form 10-K for the fiscal year ended December 31, 2006 are incorporated herein by reference. The audited consolidated financial statements of the Company set forth on the Form 8-K dated June 5, 2007 are incorporated herein by reference.

(2)           The unaudited condensed and consolidated financial statements of the Company set forth in its Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2007 are incorporated herein by reference.

(3)           The information set forth in the Prospectus under the headings, “Prospectus Summary — Summary Historical Financial Data,” “Selected Historical Financial Data,” “Ratio of Earnings to Fixed Charges” and Exhibit 12.1 to the Prospectus entitled “Statement Regarding Computation of Ratio of Earning to Fixed Charges” are incorporated herein by reference.

(4)           As of March 31, 2007, the Company’s book value per share was $0.

(b)                                Pro forma.  The information set forth in the Prospectus under the caption “Capitalization” is incorporated herein by reference.

Item 11.             Additional Information.

(a)           Agreements, regulatory requirements and legal proceedings.

(1)           None other than as previously disclosed.

(2)           The regulatory requirements that must be met are those imposed by the applicable federal and state securities laws and the rules and regulations promulgated by the National Association of Securities Dealers and the American Stock Exchange.

(3)           Not applicable.

(4)           Not applicable.

(5)           None.

(b)           Other material information.  Not applicable.

Item 12.             Exhibits.

See Exhibit Index immediately following the signature page to this Schedule TO.

Item 13.             Information required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ISOLAGEN, INC.

By:	/s/ NICHOLAS L. TETI
Name:	Nicholas L. Teti
Title:	Chief Executive Officer

Dated: July 27, 2007

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)	Prospectus dated July 11, 2007, incorporated by reference to the Company’s Registration Statement on Form S-4 (File No. 333-144473)
(a)(1)(B)	Form of Letter of Transmittal (1)
(a)(1)(C)	Form of Notice of Guarantee of Delivery (1)
(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Others (1)
(a)(1)(E)	Form of Letter to Client (1)
(a)(1)(F)	Press Release issued July 11, 2007
(a)(4)	Incorporated herein by reference to Exhibit (a)(1)(A)
(b)	Not applicable.
(d)(1)	Purchase Agreement among CIBC World Market Corp., UBS Securities LLC, and Adams, Harkness & Hill, Inc. dated October 28, 2004 (4)
(d)(2)	Form of Indenture dated as of November 3, 2004 (5)
(d)(3)	Registration Rights Agreement among CIBC World Market Corp., UBS Securities LLC and Adams Harkness & Hill Inc. dated November 3, 2004 (5)
(d)(4)	Rights Agreement dated as of May 12, 2006 (6)
(d)(5)	2001 Stock Option and Appreciation Rights Plan (7)
(d)(6)	2003 Stock Option and Stock Appreciation Rights Plan (8)
(d)(7)	2005 Equity Incentive Plan (9)
(d)(8)	Form of Incentive Stock Option Agreement (9)
(d)(9)	Form of Nonqualified Stock Option Agreement (9)
(d)(10)	Employment Agreement dated June 5, 2006 between Isolagen, Inc. and Nicholas L. Teti (10)
(d)(11)	Employment Agreement dated March 12, 2007 between Isolagen, Inc. and Declan Daly (11)
(d)(12)	Employment Agreement dated March 12, 2007 between Isolagen, Inc. and Steven Trider (11)
(d)(13)	Employment Agreement between Isolagen, Inc. and Todd Greenspan (12)
(d)(14)	Form of Indenture (13)
(g)	Incorporated by reference to Exhibits (a)(1)(A), (a)(1)(B), (a)(1)(C), (a)(1)(D), (a)(1)(E) and (a)(1)(F).
(h)	Not applicable.

(1)                                 To be filed by amendment to the Company’s Registration Statement on Form S-4 (File No. 333-144473) on July 11, 2007 incorporated by reference hereto.

(2)                                 Previously filed as an exhibit to the Company’s Current Report on Form 8-K dated August 22, 2001 and is incorporated by reference hereto.

(3)                                 Previously filed as an exhibit to the Company’s Form S-1, as filed on September 12, 2003 and is incorporated by reference hereto.

(4)                                 Previously filed as an exhibit to the Company’s Current Report on Form 8-K dated November 4, 2004, and is incorporated by reference hereto.

(5)                                 Previously filed as an exhibit to the Company’s Current Report on Form 8-K dated November 4, 2004 and is incorporated by reference hereto.

(6)                                 Previously filed as an exhibit to the Company’s Form 8-K, filed on May 15, 2006 and is incorporated by reference hereto.

(7)                                 Previously filed as an appendix to the Company’s Definitive Proxy Statement, as filed on October 23, 2001, in connection with the 2001 Annual Stockholder meeting, and is incorporated by reference hereto.

(8)                                 Previously filed as an appendix to the Company’s Definitive Proxy Statement, as filed on May 6, 2003, in connection with the 2003 Annual Stockholder Meeting and is incorporated by reference hereto.

(9)                                 Previously filed as an exhibit to the Company’s Form 8-K, filed on August 5, 2005 and is incorporated by reference hereto.

(10)                           Previously filed as an exhibit to the Company’s Form 8-K, filed on June 9, 2006 and is incorporated by reference hereto.

(11)                           Previously filed as an exhibit to the company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2006, and is incorporated by reference hereto.

(12)                           Previously filed as an exhibit to the company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2005, and is incorporated by reference hereto.

(13)                           Previously filed as an exhibit to the Company’s Registration Statement on Form S-3 (No. 333-142959) dated May 15, 2007 and is incorporated by reference hereto.